                               M E M O R A N D U M
                               - - - - - - - - - -

Date:       August 19, 2003

To:         Mercator's Employees

From:       Linda Austin

Re:         Tendering Your Shares and Stock Option Information

      As you know, Mercator has entered into a Merger Agreement with Ascential Software Corporation and a newly formed subsidiary of Ascential (known as Greek Acquisition Corp.). Pursuant to the Merger Agreement, the subsidiary has commenced a "tender offer" for all of the outstanding shares of Mercator's common stock at a price of $3.00 per share, net to the seller in cash. The tender offer, which commenced on August 8, 2003, is presently scheduled to expire on Monday, September 8, 2003, subject to extension. After the tender offer is completed, the Merger Agreement contemplates a merger of the newly formed subsidiary with Mercator, with Mercator becoming a wholly owned subsidiary of Ascential. This memo contains information relating to the tender of your Mercator shares as well as the treatment and/or potential exercise of your Mercator stock options in connection with this transaction.

      TENDER OF SHARES OWNED OUTRIGHT (INCLUDING ESPP)

      If you are a Mercator stockholder, you will receive a tender offer package from Ascential either directly or, if you own shares through a broker, through your broker (for example, E*Trade will provide packages for employees who own Mercator stock through their participation in the ESPP). The tender offer package contains detailed instructions on how to tender your shares should you wish to do so. PLEASE CONFIRM THAT, IN ALL CASES, YOUR BROKER HAS YOUR CURRENT ADDRESS AND CONTACT INFORMATION. If you do not receive your tender offer package by the end of the week of August 18, 2003, please contact your broker. If you are an E*Trade customer, please call 1-800-838-0908 (US) or 1-650-599-0125 (international).

      If you have physical Mercator stock certificates in your possession, your package will have instructions on how to surrender the certificates with the forms you complete in order to tender the shares, should you wish to do so. Please do NOT sign the back of the certificate. We would also suggest that you use an overnight courier with respect to the receipt or delivery of any of the tender-related documents for tracking purposes.

      For those employees currently enrolled in the ESPP, the last purchase will be effectuated immediately prior to the closing of the Merger. The terms of the ESPP and the Merger Agreement provide that those shares will be converted automatically upon closing of the Merger and those employees will receive
$3.00 per share for stock purchased under the ESPP.

      IF THE MERGER IS COMPLETED, SHAREHOLDERS WHO DO NOT TENDER THEIR SHARES WILL RECEIVE $3.00 PER SHARE AUTOMATICALLY UPON CLOSING OF THE MERGER.

      TREATMENT OF YOUR STOCK OPTIONS

      All of your outstanding Mercator options will be "rolled over" (i.e. converted into options for Ascential shares) upon completion of the merger as follows (and all other terms and provisions of these options will remain the same):

      1. The exercise price of these options will be converted into the average of:

            (a) the average price of Ascential's stock during the 20-trading day period prior to July 28, 2003 (namely, $16.92); and

            (b) the average price of Ascential's stock during the 20-trading day period preceding the fifth trading day prior to the merger of Ascential's wholly-owned subsidiary into Mercator (the merger would take place after completion of the tender offer and satisfaction of certain conditions). For this example, we are using $15.8725, which is the average of the 20 days prior to this memo, making the average of the prices in (a) and (b) $16.3963.

      2. The number of shares issuable upon exercise of these options will be converted by multiplying the number of shares of Mercator common stock to which you are entitled upon exercise of your stock options, by the quotient obtained by dividing $3.00 by the average of the two numbers referred to in #1(a) and (b) above (which is 0.1829).

            For example, if you have an option to purchase 1,000 shares of Mercator at $2.00 per share, this option would convert to the following:

                  1,000 Mercator shares x 0.1829 = 182 Ascential shares

            And your exercise price would be: $2.00 / 0.1829 = $10.9349 per new share

            As you can see, the conversion gives you essentially the same value of your original option grant (the minimal difference is due to rounding/estimates):

                  1,000 Mercator shares at $2.00 = $2,000.00 FMV

                  182 Ascential shares at $10.9349 = $1,990.15 FMV

      3. UNTIL THE MERGER IS COMPLETED, THERE IS NO CHANGE TO YOUR OPTION(S) AND/OR YOUR ABILITY TO EXERCISE THEM. You can exercise them at any time or wait until after the conversion, subject to applicable blackout periods and Mercator's insider trading policy. If you choose to do a cash exercise of your options (i.e. purchasing them outright and receiving the shares), you can hold the shares, which will be converted in the merger into the right to receive the same price you would receive in the tender offer, or tender them now and receive the offer price upon consummation of the tender offer.

      4. All Mercator employees are entitled to acceleration of vesting of your stock options to some degree under the Company's Change of Control Protection Plan (the "COC Plan"). The COC Plan provides employees with acceleration of vesting as follows (i) one year acceleration of unvested options (i.e. all options that would vest within one year of the change of control are immediately vested) upon the change of control transaction, and (ii) in the event of constructive dismissal within six months of the change of control transaction, acceleration of all unvested options upon the date of termination.

            For purposes of the COC Plan, "constructive dismissal" is defined as the occurrence of any of the following, without employee's written consent: (i) a significant diminution of, or the assignment to the employee of any duties inconsistent with the employee's title, status, duties or responsibilities, (ii) a reduction in annual base salary as in effect on the date hereof or as may be increased from time to time, target bonus or fringe benefit which by itself or in the aggregate is material to employee's compensation, (iii) the relocation of employee's office more than fifty miles from the employee's current location, or (iv) the failure to obtain the written assumption of employee's employment agreement by any successor to all or substantially all of its assets or business within 30 days after a merger, consolidation, sale or a change of control.

            Please keep in mind that a "change of control" (and the acceleration and conversion pertaining thereto) does not occur unless and until 51% of the outstanding shares of Mercator have been purchased by Ascential in the tender offer.

We will update you as appropriate throughout the tender process. Of course, if you have any questions regarding this memorandum, please do not hesitate to contact me at extension 1260. Thanks.


                                      -2-